7A Commercial Wharf West
Boston, MA 02110
February 9, 2007
VIA EDGAR AND FACSIMILE: (202) 772-9368
U.S. Securities & Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Carmen Moncada-Terry

	Re:	Converted Organics Inc.
Registration Statement on Form SB-2
File Number 333-135174
Dear Ms. Moncada-Terry:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby acknowledges your waiver of the notice requirement and requests acceleration of the effective date of the above-referenced registration statement to Monday, February 12, 2007 at 4:30 p.m. Eastern Standard Time or as soon thereafter as is practicable.
     We appreciate your assistance in this matter.
Sincerely,
Converted Organics Inc.

By:	/s/ Edward J. Gildea Edward J. Gildea, President and
Chief Executive Officer

February 9, 2007
VIA FACSIMILE AND EDGAR (202) 772-9368
United States Securities & Exchange Commission
Division of Corporate Finance
Mail Stop 7010
100 F Street, N.E.
Washington, DC 20549
     Attn: Carmen Moncada-Terry

RE:	Converted Organics, Inc.
Registration Statement Form SB-2, File Number 333-135174
Ms. Moncada-Terry:
     In connection with the above referenced offering and pursuant to the terms of Rule 418(a) (7) and (8) under the Securities Act of 1933, as amended, the preliminary prospectus dated October 25, 2006 was distributed in and outside the United States during the period from October 25, 2006 and January 25, 2007, the preliminary prospectus dated January 25, 2007 was distributed in and outside of the United States during the period from January 25, 2007 to the present date, and the free-writing prospectus dated February 8, 2007 was distributed in and outside the United States during the period starting February 8, 2007.
Preliminary Prospectus dated October 25, 2006
     Approximately 2,300 preliminary prospectus were distributed to approximately 400 prospective Underwriters and Dealers. Approximately 2,800 preliminary prospectus were delivered to approximately 1,100 individuals and approximately 1,100 preliminary prospectus were delivered to approximately 400 institutional investors.
Preliminary Prospectus dated January 25, 2007
     Approximately 600 preliminary prospectuses were distributed to approximately 40 prospective Underwriters and Dealers. Approximately 1,000 preliminary prospectuses were delivered to approximately 1,000 individuals and approximately 250 preliminary prospectuses were delivered to approximately 200 institutional investors.
Free-Writing Prospectus dated February 8, 2007
     Approximately 100 free-writing prospectuses were distributed to approximately 40 prospective Underwriters and Dealers. Approximately 1,000 free-writing prospectuses were delivered to approximately 1,000 individuals and approximately 200 free-writing prospectuses were delivered to approximately 200 institutional investors.
     Each of the underwriters has confirmed that it will deliver the preliminary prospectus dated January 25, 2007 and the free writing prospectus dated February 8, 2007 to all persons to whom it expects to send confirmations of sale not less than 48 hours prior to the time it is expected to send such confirmations.
811 S.W. Naito Parkway • Suite 200 • Portland, Oregon 97204 • (503) 243-6000
Member NASD & SIPC

     In addition, the underwriters are aware of their obligations under Rule 15c2-8 of the Securities Act of 1934, as amended, and have taken reasonable steps to ensure compliance with such obligations.
Sincerely,
Paulson Investment Company, Inc.
Trent D. Davis
Chief Executive Officer
cc: Mr. Paul Fischer
811 S.W. Naito Parkway • Suite 200 • Portland, Oregon 97204 • (503) 243-6000
Member NASD & SIPC

February 9, 2007
VIA FACSIMILE AND EDGAR
United States Securities & Exchange Commission
Division of Corporate Finance
Mail Stop 7010
100 F Street, N.E.
Washington, DC 20549
     Attn: Carmen Moncada-Terry
Via Facsimile and EDGAR

RE:	Converted Organics, Inc.
Registration Statement Form SB-2, File Number 333-135174
Ladies and Gentlemen:
     Pursuant to Rule 461 of the Securities Act of 1933, as amended, the undersigned hereby acknowledges your waiver of the notice requirement and requests acceleration of the effective date of the above referenced registration statement to Monday, February 12, 2007 at 4:30 p.m. Eastern Time or as soon thereafter as is practicable.
Sincerely,
Paulson Investment Company, Inc.
Trent D. Davis
Chief Executive Officer
cc: Mr. Paul Fischer
811 S.W. Naito Parkway • Suite 200 • Portland, Oregon 97204 • (503) 243-6000
Member NASD & SIPC